Filed by FMC Technologies, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Companies: FMC Technologies, Inc., Technip S.A. and FMC Technologies SIS Limited

Date: May 19, 2016

This filing relates to a proposed business combination involving

FMC Technologies, Inc., Technip S.A. and FMC Technologies SIS Limited

(Subject Company Commission File No.: 001-16489)

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Driving Change by Redefining the Production and Transformation of Oil and Gas

May 19th, 2016

Disclaimer

Forward-Looking Statements

This communication contains “forward-looking statements”. All statements other than statements of historical fact contained in this report are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on our current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate.

Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or stockholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; failure to obtain favorable opinions from counsel for each company to the effect of how TechnipFMC PLC (“TechnipFMC”) should be treated for U.S. tax purposes as a result of the proposed transaction; risks associated with tax liabilities, or changes in U.S. federal or international tax laws or interpretations to which they are subject, including the risk that the Internal Revenue Service disagrees that TechnipFMC is a foreign corporation for U.S. federal tax purposes; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in client spending or a slowdown in client payments; unanticipated changes relating to competitive factors in the companies’ industries; ability to hire and retain key personnel; ability to successfully integrate the companies’ businesses; the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, including clients, employees and competitors; ability to attract new clients and retain existing clients in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls.

All of our forward-looking statements involve risks and uncertainties (some of which are significant or beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in FMC Technologies’ (“FMC Technologies”) Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time by FMC Technologies and TechnipFMC with the United States Securities and Exchange Commission (the “SEC”) and those described in Technip S.A.’s (“Technip”) annual reports, registration documents and other documents filed from time to time with the French financial markets regulator (Autoritédes Marchés Financiers or the “AMF”). We wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

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Disclaimer

Additional Information

Important Additional Information Will be Filed with the SEC

TechnipFMC will file with the SEC a registration statement on Form S-4, which will include the proxy statement of FMC Technologies that also constitutes a prospectus of TechnipFMC (the “proxy statement/prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC on FMC Technologies’ website at www.fmctechnologies.com (for documents filed with the SEC by FMC Technologies) or on Technip’s website at www.technip.com (for documents filed with the SEC by Technip).

Additional Information Will be Made Available in an Information Document

Technip will prepare an information document to be made available in connection with the Technip meeting of stockholders called to approve the proposed transaction (the “Report”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE INFORMATION DOCUMENT, AND OTHER RELEVANT DOCUMENTS TO BE PUBLISHED ON THE TECHNIP WEBSITE, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the information document from Technip on its website at www.technip.com.

Important Additional Information Will be Made Available in an Prospectus Prepared in accordance with the EU Prospectus Directive

TechnipFMC will make publicly available a prospectus, prepared in accordance with the EU Prospectus Directive 2003/71/EC, with respect to the issuance of new shares as a result of the proposed transaction and their admission to trading on the regulated market of Euronext Paris (including any supplement thereto, the

“Admission Prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE ADMISSION PROSPECTUS, AND OTHER RELEVANT DOCUMENTS, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the Admission Prospectus from TechnipFMC when available.

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Disclaimer

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Participants in the Solicitation

FMC Technologies, Technip, TechnipFMC and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of FMC Technologies and Technip, respectively in respect of the proposed transactions contemplated by the proxy statement/prospectus and the Report. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of FMC Technologies and Technip, respectively, in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding FMC Technologies’ directors and executive officers is contained in FMC Technologies’ Annual Report on Form 10-K for the year ended December 31, 2015 and its Proxy Statement on Schedule 14A, dated March 25, 2016, which are filed with the SEC and can be obtained free of charge from the sources indicated above. Information regarding Technip’s directors and executive officers is contained in Technip’s Annual Report for the year ended December 31, 2015 filed with the AMF and can be obtained free of charge from the sources indicated above.

Legal Documentation

The Memorandum of Understanding will be available on the Securities Exchange Commission (“SEC”) website (www.sec.gov).

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Agenda

1 Strategic Vision

2 Key Terms of the Combination

3 TechnipFMC Going Forward

4 Appendix

Agenda

1 Strategic Vision

2 Key Terms of the Combination

3 TechnipFMC Going Forward

4 Appendix

FMC Technologies and Technip to combine

Builds a comprehensive and flexible offering across each market from concept to project delivery and beyond

Best-in-class equipment and systems provider Products Leading and highly complementary equipment offering Scaling up best-in-class technology through enhanced R&D

Unique capabilities throughout project life-cycle Subsea

From concept to project delivery and beyond

Projects

Setting new project economic standards

Enhanced service proposition

Subsea Leveraging FMC Technologies’ leading solutions to service a

Services larger installed base

Expanding scope of service offering

Strong midstream/downstream footprint Onshore /

Leveraging further on Technip’s engineering capabilities

Offshore

From concept to technology to project delivery

Global product and service platform Surface Enhanced offering in North America Strengthened international presence

Driving Change by Redefining the Production and Transformation of O&G

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Taking the Forsys Subsea Concept Further .....

Technip

- Flexible risers and flowlines
- Umbilicals
- Pipeline / flowline / jumper installation
- Subsea equipment installation
- Platform design, fabrication, installation
- Topsides design and fabrication

FMC Technologies

- Subsea production systems
- Subsea services
- Control and automation systems
- Subsea well intervention
- Subsea separation and boosting Systems

Integrated Business Model drives Simplification & Cost Reduction

- Expanded resource / asset base
- Integrated commercial approach
- Reinforced full EPC execution capabilities
- Improved project economics
- Further process and product standardization
- Deeper life-of-field Monitoring
- Stronger R&D capabilities

✓ Significantly lower the cost of subsea field development through integration and reduced complexity

✓ Maximize client success over the life of the field

✓ Foster technological innovation to lower development costs and increase efficiency

FMC Technologies

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Technip

Building on proven success …

Accelerating Benefits to A Unique, Comprehensive Offering Our Clients

FEED Execution

From Concept:

Drilling & Further accelerate

Reservoir

Downhole project economics

Development

Completion

Seismic & Reservoir Subsea

& Subsea Field

Informa- Concept Tender Production To Project Delivery: Downhole Development tion Selection Prepara- Systems Deeper into project Gathering Capabili- tion ties execution

SURF Field

SURF Development

And Beyond:

Strengthening and

Topsides & Topsides &

Facilities Facilities solidifying innovation and technology

Forsys Subsea JV Scope Combined Entity Scope

… and Creating Value for All Stakeholders

People

Stronger, multicultural and technology advanced company? Highly skilled engineering capabilities of the combined company including manufacturing, project management Strategic Highlights and R&D headquartered in France? Leadership across Subsea, Surface and ? Rapid integration built on working together and sharing

Onshore/Offshore, each supported by technology the same values and innovation

Comprehensive and flexible offering, from concept Clients to project delivery and beyond

Integrated, flexible and innovative solutions driving

Growth accelerator: Increasing innovation, improving project efficiency and economics execution, reducing costs and therefore enhancing customer success Stronger partner to our clients

Builds on proven alliance and joint success

Shareholders

Significant value creation

One of the strongest balance sheets in the industry

Agenda

1 Strategic Vision

2 Key Terms of the Combination

3 TechnipFMC Going Forward

4 Appendix

Key Proposed Transaction Terms

All-Stock Merger	**Company Name**	▪ TechnipFMC
	Transaction Structure	▪ All-stock merger ▪ NewCo incorporated in the UK ▪ US reverse triangular merger for FMC Technologies and European cross-border merger for Technip
	Listing	▪ Shares listed on the NYSE and Euronext Paris with NewCo seeking inclusion in S&P 500 and CAC40 indices
	Transaction Terms	▪ At closing, each share of Technip common stock will be converted into 2.0 ordinary shares of TechnipFMC and each common share of FMC Technologies will be exchanged for 1.0 ordinary share of TechnipFMC ▪ Each company's shareholders will own close to 50% of the combined entity
Clear Leadership and Balanced Governance	**Management and Corporate Governance**	▪ **Management team:** – **Executive Chairman – Thierry Pilenko** – **Chief Executive Officer – Doug Pferdehirt** – Other senior executives identified, to be announced ▪ Board: 14 members with an equal number of FMC Technologies and Technip Directors
	Headquarters	▪ Headquarters in Paris, Houston and London
	Support	▪ Full support of the Board of Directors of both companies and of cornerstone investors for Technip (Bpifrance, IFPEN)
Timeline to Closing	**Next Steps**	▪ Consultation of work council, regulatory approvals and other customary closing conditions ▪ Shareholders' approval from both Technip and FMC Technologies ▪ Closing expected early in 2017

FMC Technologies
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Technip

Clear Leadership and Balanced Governance

Board of Directors Technip FMC Technologies

Board of Directors

Douglas Pferdehirt Thierry Pilenko

14 Board members with an equal number of Technip and FMC Technologies appointees

Management Team

Thierry Pilenko Douglas Pferdehirt Executive Chairman Chief Executive Officer

Organisation

Subsea Surface Onshore / Offshore

Products Projects Services

Five Business Units: Three headquartered in Paris and two in Houston Other senior executives identified

Significant Potential for Synergies

Pre-Tax Cost Synergies of at least $400mm p.a.

Overview Annual Pre-Tax Cost Synergies

Expected to deliver at least $400m in annual pre-tax cost synergies in 2019 on top of ongoing restructuring initiatives

– 3% of the combined cost structure¹ Corporate

& Others Supply Chain

– 50% achieved in 2018

Infrastructure

– Implementation costs of $250mm

? Key areas of potential cost synergies include

– Supply chain improvement Phasing of Net Synergies

– Reduction of infrastructure costs $400mm+

– Others costs including procurement, corporate overheads, etc. $200mm? Revenue synergies are expected to be achieved from the integrated subsea project execution model

2018 2019

1 Cost structure defined as YE2015 Revenue less underlying adjusted EBITDA for both companies as reported. Average 2015 USD/EUR FX rate of 1.1097.

Agenda

1 Strategic Vision

2 Key Terms of the Combination

3 TechnipFMC Going Forward

4 Appendix

Strong Financial Profile

TechnipFMC

Backlog $16bn $4bn c.$20bn

Revenue $13.5bn $6.4bn c.$20bn

EBITDA¹ $1.4bn $1.0bn $2.4bn

Margin (%) 10.6% 15.2% 12.1%

Gross Cash $4.7bn $1.0bn $5.7bn

Position

Shareholder Attractive shareholder return policy

Return Offer shareholders an attractive and Share repurchase including market based dividend;

Mechanism sustainable dividend program and share buy-back in line with cash flow generation

Credit Rating BBB+ BBB / Baa2 Target solid investment grade

credit rating

Notes: Revenue and operating profit as of YE2015. Backlog, debt and cash position as of 31-Mar-2016

EBITDA before restructuring, impairment and other exceptional items as defined by both companies in their respective previous public filings

Key Success Factors for Driving Change

Reliable and Efficient Differentiated Equipment Execution and Technologies

Concept

Highly complementary portfolio? Project Delivery

Scaling up best-in-class R&D

Beyond

TechnipFMC

Comprehensive, flexible Buiding on proven success offering

Complementarity Robust Financial

Profile Subsea

Existing alliance

Combined revenue of c.$20bn? Surface? Talented employees

Strong backlog providing visibility? Onshore/Offshore? Solid balance sheet? Synergies

Compelling Combination of Two Market Leaders

Notes: Revenue as of YE2015.

Agenda

1 Strategic Vision

2 Key Terms of the Combination

3 TechnipFMC Going Forward

4 Appendix

Overview of TechnipFMC

Building on Complementarity to Create a Broad-Based Market Leader



Subsea

- Products: trees, manifolds, control, templates, flowline systems, umbilicals and flexibles
- Subsea processing
- ROV's and manipulator systems
- Subsea services
  - Drilling systems
  - Installation
  - Asset management and production optimization
  - Field IMR and well services

- Backlog: $13.2bn
- Revenue contribution:


56%



Surface

- Drilling, completion and production wellheads:
  - Surface integrated services
  - Frac stacks, arm manifold
  - Frac flowback services
  - Separation systems
  - Metering systems
- Fluid control
  - Treating iron, temporary pipe restraints, pumps, fluid ends
  - Water processing, advanced separation

- Backlog: $0.4bn
- Revenue contribution:


9%



Onshore / Offshore

- Offshore products, technologies and services
  - Fixed facilities: Conventional platforms, self-elevating platforms, GBS, artificial islands
  - Floating facilities: FPSO, semi submersibles, Spar, TLP, FLNG
  - Services: Floatover installation, HUC Modifications
- Onshore products, technologies and services
  - Gas monetization, refining, petrochemicals, onshore pipelines, etc.

- Backlog: $7.1bn
- Revenue contribution:


35%

FMC Technologies

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Technip

Seamless Reach Across Geographies


Orkanger
Stavanger
Pori
Evanton
Oslo
St. Petersburg
Aberdeen
Zoetermeer
Moscow
Calgary
St.John's
Milton
London
Warsaw
Newfoundland
Keynes
Paris
Frankfurt
Boston
Lyon
Le Trait
Barcelona
Marseille
Seoul
Claremont
Weymouth
(Flexi France)
Lisbon
Rome
Missaoud
Athens
Shanghai
Mobile
Houston
Cairo
Kuwait
Al-Khobar
New Delhi
Doha
Abu Dhabi
Mexico City
Ciudad del Carmen
Mumbai
Bangkok
Caracas
Rayong
Port-Of-Spain
Chennai
Ho Chi Minh City
Ivory Coast
Kuala Lumpur
Bogota
Lagos
Batam
Accra
Singapore
Balikpapan
Dande
Jakarta
Congo
Tanjung Langsat
Luanda
Lobito (Angoflex)
(Asiaflex Products)
Vitória
(Flexibras)
Macaé
Açu
(Flexibras)
Port of Angra
Rio de Janeiro
Perth
FMC Technologies
Subsea Manufacturing Facility
Subsea Service Base
Subsea Technology Centre
Technip
Regional Headquarters
Operating Centers
Umbilicals Plants
Spoolbases
Pipe Plants
Logistic Bases
Construction Yard

FMC Technologies

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Technip

A Diversified Client Base

Strong Complementarities—Estimated Combined Revenue Breakdown¹

Others include:

— Independents

International Oil

— Midstream Companies

— OFS players 23%

38%

38%

National Oil Companies

Combined Revenue of c.$20bn (2015)

Notes: Based on 2015A revenues and estimated split between IOC/NOC/Independent, Midstream and OFS of 35%/35%/30% for FMC Technologies and 40%/40%/20% for Technip.

1	Average 2015 USD/EUR FX rate of 1.1097.

Overview of FMC Technologies

A Global Market Leader in Subsea Systems and a Leading Provider of Technologies and Services to the Oil and Gas Industry

Subsea Surface Technologies Energy Infrastructure

2015 Adjusted 2015 Adjusted 2015 Adjusted

Revenue: $4,509mm Revenue: $1,488mm Revenue: $395mm Operating income: $630mm Operating income: $61mm Operating income: $3mm

Subsea production systems Drilling, completion and production Measurement solutions designs products wellheads: and systems used to measure and control

– Trees, Manifolds, Control Systems, Template the flow of liquids and gases Systems, Flowline Connection – Surface integrated services

Loading systems transfer petroleum, LNG, Subsea separation and boosting systems – Frac stacks Subsea services – Frac flowback services and chemical products between fixed and Segment mobile installations Activity – Installation, Asset Management, Well – Separation systems Systems designed for separation of oil, gas, Services, Production Optimization sand, and water in surface, subsea and

– Metering systems

Multi-phase meters topside applications Fluid control

Remotely operated vehicles (“ROVs”) and

– Treating iron, temporary pipe restraints, manipulator systems pumps, fluid ends

Overview of Technip

A World Leader in Project Management, Engineering and Construction for Oil & Gas, Chemicals and Energy Companies

Subsea Onshore / Offshore

Ultra-Deep Water Deepwater

Deep-to-Shore Infield Lines Infield Lines

2015 Adjusted 2015 Adjusted

Revenue: €5,876mm Revenue: €6,333mm

Operating income¹: €851mm Operating income¹: €218mm

Subsea field architecture and integrated subsea design

Segment Preliminary studies to detail design Manufacturing, spooling & installation pipelines

Activity / Project management: Engineering, procurement, construction Know-how Project management: engineering, procurement, Technology supply and project management construction, logistics and installation using our high-end fleet

Key Proprietary pipe technologies (rigid & flexible) High added-value process design skills Differentia Leading industrial plants and operational facilities Proficiency in design of all platform types

-tors Alliances with industry leading partners Proprietary technology, know-how and license partners

1	Adjusted operating income from recurring activities after Income/(Loss) of Equity Affiliates.